Pricing Term Sheet Dated May 28, 2014	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 relating to the Preliminary Prospectus Supplement dated May 28, 2014 and Prospectus dated April 18, 2013 Registration Statement No. 333-187994

ITC Holdings Corp.

3.65% Notes due 2024

This pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	ITC Holdings Corp. (the “Issuer”)

Title:	3.65% Notes due 2024 (the “Notes”)

Security Type:	SEC registered

Ratings*:	Baa2 by Moody’s Investor Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Principal Amount:	$400,000,000

Net Proceeds (before expenses):	$396,064,000

Use of Proceeds:

The net proceeds from this offering will be used to repay borrowings under ITC Holdings’ revolving credit agreement that will be used to purchase the Issuer’s 5.875% senior notes due 2016 and 6.375% senior notes due 2036 validly tendered (and not validly withdrawn) by the expiration date in the tender offer conducted by the Issuer which launched on May 2, 2014 and pay the consent fee to holders from which the Issuer received consents (without tenders) by the consent deadline in the tender offer. The Issuer intends to use any remaining proceeds for general corporate purposes, which may include the repayment of other indebtedness. The net proceeds from this offering may be temporarily invested by the Issuer in interest-bearing securities prior to use.

Interest Payment Dates:	June 15 and December 15

Maturity Date:	June 15, 2024

Trade Date:	May 28, 2014

Settlement Date:	June 4, 2014 (T+5)

Coupon (Interest Rate):	3.65% per annum, accruing from June 4, 2014

Price to Public:	99.666% of Principal Amount, plus accrued interest from June 4, 2014

Yield to Maturity:	3.69%

Spread to Benchmark Treasury:	T+125 bps

Benchmark Treasury:	2.50% due May 15, 2024

Benchmark Treasury Yield:	2.440%

Make-Whole/Optional Redemption:	At any time before three months prior to maturity, redeemable at make-whole of T+20. At any time on or after three months prior to maturity, redeemable at par.

CUSIP/ ISIN:	465685 AJ4 / US465685AJ48

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof.

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Co-Manager:	Comerica Securities, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Barclays Capital Inc. toll free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Morgan Stanley & Co. LLC toll free at 1-866-718-1649.